

07002461

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-47301~~ 35134

49817 FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reinoso & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York (City) New York (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Reinoso 212 – 832-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place (Address) Dix Hills (City) NY (State) 11746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED
FEB 2 7 2007
WASH, D.C. 185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

REINOSO & COMPANY INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
185
SECTION

REINOSO & COMPANY INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2006

TABLE OF CONTENTS

OATH OR AFFIRMATION

I Edward Reinoso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reinoso & Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/26/07

Notary Public


OFFICIAL SEAL
LISA A. PURVILLE
NOTARY PUBLIC-STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REGISTRATION NO. 01PU6139952
My Commission Expires January 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder
Reinoso & Company Incorporated

We have audited the accompanying statement of financial condition of Reinoso & Company Incorporated as of December 31, 2006 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reinoso & Company Incorporated at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 21, 2006

REINOSO & COMPANY INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 38,923
Receivable from broker	12,555
Securities owned, at fair value	310,074
Interest receivable	4,044
Property and equipment - at cost, Office furnishings, less accumulated depreciation of $9,955	13,009
Total Assets	**$ 378,605**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 8,544
Due to affiliate	8,594
Total Liabilities	17,138
Stockholder's Equity	
Common stock, $.10 par value, 1000 shares authorized, 1000 shares issued	100
Additional paid in capital	808,791
Retained earnings (deficit)	(16,606)
Treasury stock, at cost, 300 shares	(430,818)
Total Stockholder's Equity	361,467
Total Liabilities and Stockholder's Equity	**$ 378,605**

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Trading	$ 176,127
Interest income	12,252
Other income	5,538
Total Revenues	193,917
Operating Expenses	
Compensation and employees benefits	43,675
Clearance fees	14,735
Professional fees	23,622
Regulatory fees and assessments	4,090
Other operating expenses	82,501
Total Operating Expenses	168,623
Net Income	**$ 25,294**

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock
Balance - December 31, 2005	$ 100	$ 808,791	$(34,857)	$(430,818)
Dividends	-	-	(7,043)	-
Net income - 2006	-	-	25,294	-
Balance - December 31, 2006	**$ 100**	**$ 808,791**	**$(16,606)**	**$(430,818)**

See accompanying auditors' report and notes to financial statements.

REINOSO COMPANY INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities	
Net income	$ 25,294
Adjustment to reconcile net income to net cash flows from operating activities	
Depreciation	8,239
Changes in operating assets and liabilities	
Increase in receivable from broker - net	(10,246)
Increase in securities owned	(12,066)
Increase in interest receivable	(33)
Decrease in accrued expenses	(6,911)
Cash Flows Provided By Operating Activities	4,277
Cash Flows from Investing Activities	
Purchase of property and equipment	(973)
Cash Flows from Financing Activities	
Advances from affiliate	4,137
Payment of dividends	(7,043)
Cash Flows Used For Financing Activities	(2,906)
Net Increase in Cash and Cash Equivalents	398
Cash and Cash Equivalents, Beginning	38,525
Cash and Cash Equivalents, End	**$ 38,923**

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Reinoso & Company Incorporated, (the "Company"), which became a broker-dealer in 1985 is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Office furnishings are stated at cost. Depreciation is calculated using the straight-line method over its estimated useful lives.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax.

Note 1 - Summary of Significant Accounting Policies - (Continued)

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Receivable to/from Broker

Receivable to/from broker arise as a result of the Company's normal security transactions.

Note 3 - Clearance Agreement

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities of not less than $100,000.

Note 4 - Commitments

Administrative Service Agreement

During 2006, the Company and an affiliated company, in which the Company's shareholder is a 50% owner, entered into a cost sharing agreement. Pursuant to the agreement, the affiliated company agrees to provide facilities, equipment, office services, which includes office personnel, office expenses and marketing. The administrative service agreement matures December 31, 2009, and provides for automatic renewal for successive one-year periods. The agreement may be terminated by either party upon ninety days prior written notice to the other party. For the year ended December 31, 2006, administrative services charged to the Company amounted to $50,000 which is included in other operating expenses.

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at such institution is insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 5 - Related Party Transactions

The affiliated company has advanced capital to the Company. The advances are non-interest bearing and due on demand.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk((Continued)

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

Note 7 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2006, the Company had net capital, as defined, of $341,686 which exceeded the required minimum net capital of $5,000 by $336,686. Aggregate indebtedness at December 31, 2006 totaled $17,138 and the ratio of aggregate indebtedness to net capital was .05 to 1.

REINOSO & COMPANY INCORPORATED
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2006

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$361,467
Deductions - Non-allowable assets	
Property and equipment	13,009
Interest receivable	4,044
	17,053
Net capital before haircuts	344,414
Haircuts	
Corporate obligations	2,234
Money market funds	494
	2,728
Net capital, as defined	341,686
Minimum net capital required	5,000
Net capital in excess of minimum requirement	**$336,686**
Net capital in excess of 1,000 percent	**$339,972**

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$ 17,138

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ 17,138}{\$341,686} = .05$$

The ratio of aggregate indebtedness to net capital is .05 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

REINOSO & COMPANY INCORPORATED
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2006

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company uses an independent escrow bank account in accordance with Rule 15c2-4 and does not hold customer funds or securities.

Reconciliation of Computation of Net Capital

Net capital, per focus report	$350,281
Rounding	(1)
Audit adjustment	(8,594)
Net capital, as computed	**$341,686**
Aggregate indebtedness, per focus report	$ 8,544
Audit adjustment	8,594
Aggregate indebtedness, as computed	**$ 17,138**

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholder
Reinoso & Company Incorporated

In planning and performing our audit of the financial statements and supplementary schedules of Reinoso & Company Incorporated, Inc., (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,

estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



February 21, 2007

END